

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

<u>Via E-mail</u>
Fred E. Tannous
Chief Executive Officer
OverNear, Inc.
1460 4th St., Suite 304
Santa Monica, CA 90401

    Re: OverNear, Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed November 8, 2013
             File No. 333-188565

Dear Mr. Tannous:

We have reviewed your responses to the comments in our letter dated September 11, 2013 and have the following additional comments.

<u>Direct Offering Prospectus</u>

<u>Summary page 2</u>

1. We note your response to our prior comment 8 and reissue in part. Please include a brief summary of your timeline and the costs associated with your plan of operations in the prospectus summary.

<u>Our Business, page 2</u>

2. Consistent with comment 12 of our letter dated June 7, 2013, please disclose your cash balance on hand as of the most recent practicable date and confirm that you will update with any subsequent amendment.

<u>Our Relationship with Innolog, page 2</u>

3. We note the disclosure added stating that you continue to attempt to sell your personal health and wellness products. Please reconcile this with your statements throughout that you changed your business model "from" personal health and wellness products "to" a location-based social networking and mobile advertising platform. Please also provide greater detail about the current sales and marketing

efforts for your health and wellness products, and provide disclosure regarding such ongoing efforts in your business section beginning on page 32.

The Offering, page 17

4. It appears that distributing $0.05 per share to shareholders in some states while distributing shares that you are otherwise valuing at $0.50 per share to shareholders in other states is a non-pro-rata distribution or dividend among shareholders. Please provide us a sufficiently detailed analysis explaining why this is permissible under Nevada corporate law. In addition please provide us a sufficiently detailed analysis explaining why this is permissible under your and Innolog's Articles of Incorporation and Bylaws.

5. We note from your response to our prior comment 11 that the Amended and Restarted Merger Agreement did not expressly contemplate such buyout of shares. In light of this please tell us why it is not necessary for you to amend your Amended and Restated Merger Agreement in order to effectuate the distribution in this manner.

Note 2: Summary of Significant Accounting Policies, page F-8
Software Development Costs

6. We note your response to prior comment 15. ASC 985-20-35-3 requires amortization to begin when a product is available for general release to customers. It appears based upon your response that you do not define your customers as your end users, but as businesses who will pay a monthly fee to use your platform and technology as an advertising and marketing channel to reach your user base. Please confirm that you do not plan to generate revenue from your users. Also in this regard, we note that you expect to begin generating revenue by the end of the second quarter of 2014. Tell us whether the mobile app is currently ready to be released to advertisers. If not, tell us when you expect the technology to be in place and ready for general release.

7. Please provide us with your analysis for determining that the net realizable value of the capitalized development costs exceeded the unamortized capitalized development costs as of each balance sheet date as required by ASC 985-20-35-4.

Condensed Balance Sheet – June 30, 2013, page F-19

8. We note your response to prior comment 16. Per your Business Summary on page 1 you are planning to implement several new features, bug fixes, and enhancements to your product on an ongoing basis. Please tell us in more detail the components of the additional $211,111 of costs being capitalized, including whether they relate to any of the above, and specifically how you applied the guidance ASC 985, including ASC 985-20-55-18 with regard to treatment of enhancements and maintenance costs.

Financial Statements

9. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: via-email
        David M. Love
        The Love Law Firm, PC